UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

SESA STERLITE LIMITED

(Exact name of registrant as specified in its charter)

State of Goa, India	001-33175	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Sesa Ghor 20, EDC Complex, Patto Panaji, Goa India	403 001
(Address of principal executive offices)	(Zip Code)

Rajiv Choubey

(91) 11 49166124

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Introduction

In 2012, the United States Securities and Exchange Commission (the “SEC”) adopted Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) and the Specialized Disclosure Report on Form SD (the “Form SD”) to implement the conflict mineral provisions in Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Rule and Form SD require public reporting companies with conflict minerals (as defined below) that are necessary to the functionality or production of a product they manufacture to disclose annually whether any of those conflict minerals originated in the Democratic Republic of the Congo (the “DRC”) or certain countries that share an internationally recognized border with the DRC (each, an “adjoining country”) or are from recycled or scrap sources. The term “conflict minerals”, as defined in Form SD means columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten.

References in this Form SD to “we”, “us”, “our” and “Sesa Sterlite” mean Sesa Sterlite Limited and its consolidated subsidiaries.

Item 1.01	Conflict Minerals Disclosure and Report

Sesa Sterlite Limited is one of India’s largest diversified natural resources company engaged in exploring, extracting and processing minerals and oil and gas. We produce zinc, lead, silver, copper, aluminum, iron ore, oil and gas and commercial power.

Our copper business is principally one of custom smelting whose assets include, among others, a smelter located in Tuticorin, Tamil Nadu in India and a precious metal refinery that produces gold in Fujairah in the United Arab Emirates (the “UAE”). As a custom smelter, we source our copper concentrate requirements from various global suppliers. Gold is a trace constituent found naturally in the copper concentrate. The copper concentrate is smelted to produce copper anodes which is further electrolytically refined to produce copper cathodes which have purity levels of 99.9% copper. The residue formed while refining copper is known as anode slimes that contain concentrates of gold. The precious metal refinery located in Fujairah in the UAE manufactures pure gold using:

(i)	The anode slimes that are separated from the copper concentrate in Tuticorin; and

(ii)	Impure gold that is sourced from Chile and Peru through an individual trader.

Based on the foregoing, Sesa Sterlite has conducted in good faith a “reasonable country of origin inquiry (“RCOI”) regarding the gold that we refine at our precious metal refinery in Fujairah in the UAE, which was reasonably designed to determine whether the gold “originated” in the DRC or an adjoining country.

In accordance with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas Second Edition (including the supplement on gold) (the “OECD Guidelines”), which has been recognized by the SEC as a nationally or internationally recognized due diligence framework, Sese Sterlite has determined that the gold refined at our Tuticorin smelter that was sourced from the anode slime originated in India, which is the point where the trace gold is first separated from the original copper ore or copper concentrate.

With respect to the supply of impure gold from Chile and Peru to our precious metal refinery in Fujairah, we have conducted reasonable due diligence as part of our RCOI, including:

(i)	contacting the individual trader we deal with regarding the supply of impure gold from Chile and Peru;

(ii)	review of the documents regarding the purchase of such impure gold; and

(iii)	engaging in a series of communications with our supply and operations team at Fujairah to trace the supply chain of the impure gold from Chile and Peru.

Based on our RCOI described above, we have determined that the gold that we refined at our precious metal refinery in Fujairah in the UAE during the reporting period covered by this report did not originate in the DRC or an adjoining country and we have no reason to believe that such gold may have originated in the DRC or an adjoining country.

This conflict minerals disclosure is also available on our website: www.sesasterlite.com

Item 1.02	Exhibits

Not required.

Section 2 – Exhibits

Item 2.01	Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SESA STERLITE LIMITED
(Registrant)

/s/ Din Dayal Jalan	June 2, 2014
By: Din Dayal Jalan	(Date)
Title: Chief Financial Officer